

August 21, 2019

Olivier Pomel
Chief Executive Officer
Datadog, Inc.
620 8th Avenue, 45th Floor
New York, NY 10018

      Re: Datadog, Inc.
          Response dated August 20, 2019
          Draft Registration Statement on Form S-1
          CIK No. 0001561550

Dear Mr. Pomel:

We have reviewed your August 20, 2019 response letter and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our August 16, 2019 letter.

Response dated August 20, 2019

Note 7. Commitments and Contingencies, page F-22

1. We note your response to prior comment 1. Please provide more details regarding the nature of the employment matters that resulted in a non-income tax liability. Also, explain further your statement that "the period of limitations for assessment had expired" and how that factored into the the release of the liability. In your response, please clarify whether you you were legally released from this obligation. Otherwise, tell us how you determined that derecognition of such liability was appropriate under the guidance in ASC 405-20-40-1, or tell us what other guidance you considered in your accounting for this transaction.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Nicole Brookshire, Esq.